
Mail Stop 3030

February 19, 2009

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re: mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 000-30202**

Dear Mr. Smiley:

　　　　We have reviewed your letter dated January 22, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

1.   As requested in our prior letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A., page 48

2.   Please refer to our prior comment 1. Based on your response, it appears that you were in the process of implementing additional procedures to *improve* internal controls over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act. Please confirm, if true, that is the case and revise future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act.

Further we note from your response that you concluded that your "controls were adequate". Please confirm that your Chief Financial Officer and your Chief Executive Officer have concluded that your disclosure controls and procedures (*as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act*) were effective and revise these disclosures in future filings to clearly indicate your conclusions are based on the referenced definition of controls and procedures. Refer to Item 307 of Regulation S-K.

Notes to Consolidated Financial Statements, page 77

3. Summary of Significant Accounting Policies, page 78

Revenue Recognition, page 78

3.   Refer to our prior comment 2. Please address the following:

- You described that the straight line method was the proper revenue recognition method for your research contracts because they were fixed price contracts involving services over a specified period of time. Please refer us to the applicable U.S. GAAP that supports the referenced accounting policy and explain to us in greater detail why such GAAP is appropriate.

- We note that you recognize revenue when you incur and bill costs on a contract that is for cost recovery up to a maximum amount. Please explain to us the specific U.S. GAAP that supports such accounting.

- Revise your revenue recognition policy, in future filings, to discuss your revenue recognition policy on cost recovery contracts.

8. Stockholders' Equity, page 81

Long Term Convertible Debentures / Note Receivable / Debt Discount, page 82

4.   Refer to our prior comment 4 and 6. Based on your response, we see you indicate that "the aggregate amount of notes payable exceeded the amount of cash received. As consideration for this difference [you] took back a secured note receivable". Also based on Schedule A in your response, we see that you had note payables in the total amount of $3,500,000 at inception while you only received cash in the amount of $1,300,000. We further see that in connection with the referenced transaction you recorded a $2,000,000 note receivable. Yet it is unclear to us what applicable U.S. GAAP supports your accounting for and presentation of the notes payable and receivable. Please explain to us in greater detail how your accounting and presentation for the referenced transaction is appropriate. Please cite the applicable U.S. GAAP that you believe supports your accounting and presentations in your response.

Warrants, page 85

5.   Refer to our prior comment 5. As we previously requested please explain to us how you accounted for your warrants. Revise your future disclosures to address our concern.

Exhibit 31

6.   Please refer to our prior comment 7. We note your correspondence filed January 22, 2009 includes draft amendments to your Form 10-K and Form 10-Q but the amendments requested in our prior comment do not appear to have been filed. Please file the requested amendments. Also, please note that the language in the certifications included in your correspondence filed January 22, 2009 was not but must be in the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please *file* amendments to your 2008 Form 10-K as well as to the Form 10-Q filed on November 14 2008, which include corrected certifications that comply with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended December 31, 2008

Consolidated Statement of Changes in Shareholders' Deficit, page 6

7.   We note the 2008 interim amounts for stock options/warrants awarded to employees and investors in this statement do not agree with amounts described as non-cash charges related to the issuance of common stock on page 7. This appears to be the reason that December 31, 2008 amounts in the "Additional Paid in Capital" column and the "Total Shareholders' Deficit" column on page 6 are not arithmetically correct. Please revise future filings to make sure that amounts in this statement foot and cross-foot. Also, revise related amounts in your other financial statements as necessary based on our concerns.

Explanatory Note

8.   We note in your explanatory note that you are filing Amendment No. 1 to your form 10-K and 10-Q in order to correct "certain inadvertent omissions" in your officer certifications. Please remove the language relating to "inadvertent" omissions. We will not object to a statement that indicates that the amendments are being filed solely for the purpose of correcting your Item 302 certifications.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Martin S. Smiley
mPhase Technologies, Inc.
February 19, 2009
Page 5

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant